September 20, 2010

Ms. Stephani Bouvet

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549

RE: WTTJ Corp.

        Registration on Form 10

         File No. 000-54082

Dear Ms. Bouvet:

We have reviewed your letter of September 9, 2010. Our answers are contained in this letter.  I have summarized your comments and the numbers correspond to your letter. We have also filed an amended Registration Statement.

General

1.

We acknowledge that the registration statement will become effective by October 12, 2010.

2.

 We have revised Note 1 in our financial statements. We are not a blank check company. We have deleted the statement “to acquire or commence a commercially viable operation.” We have replaced it with “The company is devoting its resources to establishing an Internet travel website.”

3.

Item 1. Business

3.

Please revise your business discussion to identify more specifically what your “products” and “services” are. We note that you refer, among other things, to product and service excellence and to product sales, though it is not clear what specific products and services you propose to offer. In addition, because you state that you expect to generate revenues from advertisements, your reference to product sales is unclear.

We deleted all references to products.  Our product is our website.  Our reference to services has been revised to indicate that we provide services to our clients who purchase advertising on our website.

4.

We note that you have included market and industry data and forecasts that you have developed from third-party information, specifically in your business description section beginning under the sub header, Gambling in Macau. With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross reference it to the appropriate location in your filing.

Our data comes from the January 2010 report titled, “Global Indicators” which is available in the “Key Indicators” section of the Macau Government Tourist Office website (http://www.macautourism.gov.mo).  Page 3 of the report gives the amount of gaming revenues for 2009 and Page 4 of the report cites the number of hotel rooms and table games in Macau.  A copy of the report is attached to this letter.

Competition

5.

We note that you have identified such companies and America Online, MSN, Yahoo!, Google, Expedia and Priceline as being among your competitors. Considering that you have not begun operations, have no revenues, no apparent products, and no clients, it would appear unlikely that you will be initially competing with those companies.

We have deleted all reference to America Online, MSN, Yahoo!, Google, Expedia, and Priceline.  We have added a disclosure that is more aligned with our stage of development.

Item 1.A Risk Factors

6.

Please delete the last sentence of the introductory paragraph stating that the trading price of your common stock could decline.

We have deleted the last sentence related to the trading price of our stock.

7.

Please review each risk factor caption to ensure that it clearly conveys a separate, distinct risk to investors regarding your company or industry.

We have reviewed each risk factor caption and made changes if needed to convey a distinct risk.

8.

Please provide a separate risk factor discussing the auditor’s going concern opinion and the notation in the financial statements stating that there is substantial doubt about your ability to continue as a going concern.

We have added the following:

THERE IS SUBSTANTIAL UNCERTAINTY ABOUT OUR ABILITY TO CONTINUE OUR OPERATIONS AS A GOING CONCERN

In their audit report dated August 10, 2010; our auditors have expressed an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Because our officers may be unwilling or unable to loan or advance any additional capital to us, we believe that if we do not raise additional capital, we may be required to suspend or cease the implementation of our business plan. See the "August 10, 2010 Audited Financial Statements - Auditors Report". Because we have been issued an opinion by its auditor that substantial doubt exists as to whether we can continue as a going concern it may be more difficult to attract investors.

9.

Please revise your risk factor to specifically disclose the minimum additional capital necessary to fund your planned operations for the next 12 months.

We have revised our risk factor to state that we will require a minimum of $196,000.

10.

We note that you use and will continue to require technology and software products from third parties and your business will suffer if you are unable to access this technology. Please tell us whether you have entered into any contracts on which you substantially depend to carry out your business.

We have revised our risk factor to indicate that we do not have any contracts with third parties for hosting or technology at this time.

Item 2.Financial Information

Plan of Operations

11.

You state that over the next 12 months you anticipate spending $200,000 on developing your website and building a management team. However, it is unclear how you determined that this is the minimum amount that you will require to satisfy your cash requirements. Please specifically address your plans for expanding your management team.

We have revised our disclosure to include a documentation as to how we determined our minimum amount of funding. We have included anticipated expenses and identified the expansion of our management team.

12.

Please provide supporting documentation for the following statement: “We will look to establish revenues immediately after completing our build out which we estimate will be completed in March 2011.”

We have added an explanation regarding the anticipated start to our revenue.

13.

Please identify your principal and disclose whether you have any agreement written or otherwise with your principal to provide some or all your cash requirements for the next 12 months.

We have revised our disclosure to identify, Barton PK, LLC as our principal stockholder and indicated that we do not have any agreements for the provision of our cash requirements from Barton PK, LLC.

14.

Please identify all natural persons who exercise voting and/or dispositive power over the shares held by Barton PK, LLC.

We have indicated that Peter Klamka exercises voting and dispositive power over the shares held by Barton PK, LLC.

15.

Please also identify as of the most recent practicable date all shares beneficially owned by your director(s) and executive officer(s) individually and as a group pursuant to Item 403(b) of Regulation S-K.

We have indicated that as of December 31, 2009,  Barton, PK,LLC owns all of the shares individually and as a group.

Item 5. Directors and Executive Officers

Peter Klamka

16.

Please include the disclosure responsive to Item 401 of Regulation S-K.

We have revised our filing to respond to Item 401 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions and Director Independence

17.

Please provide the information required by Item 407(a) of Regulation S-K.

We have revised our document to provide the information required by Item 407(a) of Regulation S-K.

We have added the requested letter acknowledging the company’s responsibilities.

Thank you for you assistance with our registration statement.

Sincerely,

WTTJ Corp.

/s/Peter Klamka

Peter C. Klamka

President

786-361-9751